SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 28847; File No. 812-13614]

Old Mutual Global Shares Trust, <u>et al.</u>; Notice of Application

August 13, 2009

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Notice of an application for an order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 under the Act, under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and (B) of the Act, and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and (a)(2) of the Act.

<u>Summary of Application</u>: Applicants request an order that would permit (a) certain open-end management investment companies and their series to issue shares ("Shares") that can be redeemed only in large aggregations ("Creation Units"); (b) secondary market transactions in Shares to occur at negotiated prices; (c) certain series to pay redemption proceeds, under certain circumstances, more than seven days after the tender of Shares for redemption; (d) certain affiliated persons of the series to deposit securities into, and receive securities from, the series in connection with the purchase and redemption of Creation Units; and (e) certain registered management investment companies and unit investment trusts outside of the same group of investment companies as the series to acquire Shares.

<u>Applicants</u>: Old Mutual Global Shares Trust ("Trust"), Old Mutual Global Index Trackers (Pty) Ltd. ("Adviser"), and Foreside Fund Services, LLC ("Distributor").

Filing Dates: The application was filed on December 16, 2008, and amendments were filed on May 7, 2009, and August 12, 2009.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on September 8, 2009 and should be accompanied by proof of service on applicants, in the form of an affidavit, or for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants: Old Mutual Global Shares Trust and Old Mutual Global Index Trackers (Pty) Ltd., c/o Betserai Tendai Musikavanhu, 144 Katherine Street, Grayson Ridge Office Park, Block A First Floor, Sandton 2196, South Africa, and Foreside Fund Services, LLC, Two Portland Square, First Floor, Portland, ME 04101.

For Further Information Contact: Courtney S. Thornton, Senior Counsel at (202) 551-6812, or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

1.   The Trust is organized as a Delaware statutory trust and is registered under the Act as an open-end management investment company with multiple series, each of which will offer separate investment portfolios comprised primarily of equity securities. The Trust initially will offer five series ("Initial Funds"). Applicants may establish additional series in the future ("Future Funds," together with the Initial Funds, the "Funds").[1]

2.   The Adviser is a South African private limited company that is registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act") and will serve as the investment adviser to the Initial Funds. In the future, the Adviser may enter into sub-advisory agreements with other investment advisers to act as sub-advisers to particular Funds ("Sub-Advisers"). Each Sub-Adviser will be registered under the Advisers Act.   The Distributor is a broker-dealer registered under the Securities Exchange Act of 1934 (the "Exchange Act") and will act as the principal underwriter and distributor for the Creation Units of Shares.

3.   Each Fund will hold certain equity securities ("Portfolio Securities") and financial instruments selected to correspond, before fees and expenses, generally to the performance of a specified equity securities index ("Underlying Index," collectively "Underlying Indices"). Certain of the Underlying Indices may be composed of equity securities of domestic issuers and non-domestic issuers meeting the requirements for trading in U.S. markets ("Domestic Indices"). Other Underlying Indices may be composed of foreign equity securities ("Foreign Indices"). The Initial Funds will track Foreign Indices; Future Funds may track Domestic or Foreign

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[1]   All existing entities that intend to rely on the requested order have been named as applicants.   Any other existing or future entity that subsequently relies on the order will comply with the terms and conditions of the application. Any Future Fund will be advised by the Adviser or an entity controlled by or under common control with the Adviser.

Indices. Funds that track Domestic Indices are referred to as "Domestic Funds" and Funds that track Foreign Indices are referred to as "Foreign Funds." No entity that creates, compiles, sponsors or maintains an Underlying Index ("Index Provider") is or will be an affiliated person, as defined in section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust or a Fund, the Adviser, any Sub-Adviser to or promoter of a Fund, or the Distributor. The Index Provider to the Initial Funds is FTSE Group.

4.   The investment objective of each Fund will be to provide investment results that correspond, before fees and expenses, generally to the performance of its Underlying Index. Intra-day values of the Underlying Index will be disseminated every 15 seconds throughout the trading day. A Fund will utilize either a replication or representative sampling strategy, which will be disclosed with regard to each Fund in its prospectus.[2] A Fund using a replication strategy will invest in the Component Securities in its Underlying Index in approximately the same proportions as in the Underlying Index. A Fund using representative sampling will hold some, but not necessarily all of the Component Securities of its Underlying Index.[3] Applicants anticipate that a Fund that utilizes a representative sampling strategy will not track the performance of its Underlying Index with the same degree of accuracy as an investment vehicle that invests in every Component Security of the Underlying Index with the same weighting as

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[2]   Applicants represent that each Fund will invest at least 80% of its total assets in the component securities that comprise its Underlying Index ("Component Securities") or, in the case of Foreign Funds, Component Securities and depositary receipts representing such securities. "Depositary Receipts" will typically be American Depositary Receipts, as well as Global Depositary Receipts and Euro Depositary Receipts. Each Fund also may invest up to 20% of its assets in certain futures, options and swap contracts, cash and cash equivalents, as well as in stocks not included in its Underlying Index, but which the Adviser or Sub-Adviser believes will help the Fund track its Underlying Index.

[3]   Under the representative sampling strategy, stocks are selected for inclusion in a Fund to have aggregate investment characteristics, fundamental characterists, and liquidity measures similar to those of the Fund's Underlying Index taken in its entirety.

the Underlying Index. Applicants expect that each Fund will have a tracking error relative to the

performance of its Underlying Index of less than 5 percent.

5. Creation Units are expected to range between 25,000 to 100,000 Shares as will be

clearly stated in the relevant Fund's prospectus ("Prospectus").[4] Applicants expect that the

initial price of a Creation Unit will fall in the range of $1,000,000 to $10,000,000. All orders to

purchase Creation Units must be placed with the Distributor, by or through a party that has

entered into an agreement with the Distributor ("Authorized Participant"). The Distributor will

be responsible for transmitting the orders to the Funds. An Authorized Participant must be

either: (a) a broker-dealer or other participant in the continuous net settlement system of the

National Securities Clearing Corporation, a clearing agency registered with the Commission, or

(b) a participant in the Depository Trust Company ("DTC", and such participant, "DTC

Participant"). Shares of the Fund generally will be sold in Creation Units in exchange for an in-

kind deposit by the purchaser of a portfolio of securities designated by the Adviser

or Sub-Adviser to correspond generally to the performance of the relevant

Underlying Index (the "Deposit Securities"), together with the deposit of a specified cash

payment ("Balancing Amount"). The Balancing Amount is an amount equal to the difference

between (a) the net asset value ("NAV") (per Creation Unit) of a Fund and (b) the total aggregate

market value (per Creation Unit) of the Deposit Securities.[5] Each Fund may permit, under

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[4]   All representations and conditions contained in the application that require a Fund to disclose particular information in the Fund's Prospectus and/or annual report shall be effective with respect to the Fund until the time that the Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009).

[5]   Each Fund will sell and redeem Creation Units only on a "Business Day" which is defined as any day that the New York Stock Exchange, the Listing Exchange (defined below), and the custodian of a Fund are open for business, and includes any day that a Fund is required to be open under section 22(e) of the Act. Each Business Day, prior to the opening of trading on the Listing Exchange (defined below), the list of names and amount of each security constituting the current Deposit Securities and the Balancing Amount will be made available. Any national securities exchange (as defined in section 2(a)(26) of the Act) ("Exchange") on which Shares are listed ("Listing Exchange") will disseminate, every 15 seconds during its regular trading hours, through the facilities of the

certain circumstances, a purchaser of Creation Units to substitute cash in lieu of depositing some or all of the Deposit Securities.[6]

6. An investor purchasing or redeeming a Creation Unit from a Fund will be charged a fee ("Transaction Fee") to prevent the dilution of the interests of the remaining shareholders resulting from costs in connection with the purchase or redemption of Creation Units.[7] The maximum Transaction Fees relevant to each Fund and the method of calculating such Transaction Fees will be fully disclosed in the Prospectus of such Fund or statement of additional information ("SAI"). The Distributor will be responsible for delivering the Fund's Prospectus to those persons purchasing Shares in Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the applicable Fund to implement the delivery of its Shares.

7. Purchasers of Shares in Creation Units may hold such Shares or may sell such Shares into the secondary market. Shares will be listed and traded on an Exchange. It is expected that one or more member firms of the Listing Exchange will be designated to act as a specialist ("Specialist") or a market maker ("Market Maker") and maintain a market for Shares trading on the Listing Exchange. Prices of Shares trading on an Exchange will be based on the

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Consolidated Tape Association, an amount per individual Share representing the sum of the estimated Balancing Amount and the current value of the Deposit Securities.

[6] Applicants state that in some circumstances or in certain countries, it may not be practicable or convenient, or permissible under the laws of certain countries or the regulations of certain foreign stock exchanges, for a Foreign Fund to operate exclusively on an "in-kind" basis. Applicants also note that when a substantial rebalancing of a Fund's portfolio is required, the Adviser or Sub-Adviser might prefer to receive cash rather than stocks so that the Fund may avoid transaction costs involved in liquidating part of its portfolio to achieve the rebalancing.

[7] Where a Fund permits a purchaser to substitute cash in lieu of depositing a portion of the requisite Deposit Securities, the purchaser may be assessed a higher Transaction Fee to cover the cost of purchasing such Deposit Securities, including operational processing and brokerage costs, and part or all of the spread between the expected bid and the offer side of the market relating to such Deposit Securities.

current bid/ask market. Shares sold in the secondary market will be subject to customary brokerage commissions and charges.

8. Applicants expect that purchasers of Creation Units will include institutional investors and arbitrageurs (which could include institutional investors). A Specialist or Market Maker, in providing a fair and orderly secondary market for the Shares, also may purchase Creation Units for use in its market-making activities. Applicants expect that secondary market purchasers of Shares will include both institutional investors and retail investors.[8] Applicants expect that the price at which Shares trade will be disciplined by arbitrage opportunities created by the option to continually purchase or redeem Creation Units at their NAV, which should ensure that Shares will not trade at a material discount or premium in relation to their NAV.

9. Shares will not be individually redeemable, and owners of Shares may acquire those Shares from the Fund, or tender such Shares for redemption to the Fund, in Creation Units only. To redeem, an investor will have to accumulate enough Shares to constitute a Creation Unit. Redemption orders must be placed by or through an Authorized Participant. An investor redeeming a Creation Unit generally will receive (a) Portfolio Securities designated to be delivered for Creation Unit redemptions ("Fund Securities") on the date that the request for redemption is submitted[9] and (b) a "Cash Redemption Payment," consisting of an amount calculated in the same manner as the Balancing Amount, although the actual amount of the Cash Redemption Payment may differ if the Fund Securities are not identical to the Deposit Securities

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[8]   Shares will be registered in book-entry form only. DTC or its nominee will be the registered owner of all outstanding Shares. DTC or DTC Participants will maintain records reflecting beneficial owners of Shares.

[9]   As a general matter, the Deposit Securities and Fund Securities will correspond pro rata to the Portfolio Securities held by each Fund, but Fund Securities received on redemption may not always be identical to Deposit Securities deposited in connection with the purchase of Creation Units for the same day. The Funds will comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Fund Securities, including that the Deposit Securities and Fund Securities are sold in transactions that would be exempt from registration under the Securities Act of 1933.

on that day. An investor may receive the cash equivalent of a Fund Security in certain

circumstances, such as if the investor is constrained from effecting transactions in the security by

regulation or policy.

10.   No Fund will be marketed or otherwise held out as a traditional open-end

investment company or a mutual fund. Instead, each Fund will be marketed as an "ETF," an

"investment company," a "fund," or a "trust." All marketing materials that describe the features

or method of obtaining, buying or selling Creation Units or Shares traded on an Exchange, or

refer to redeemability, will prominently disclose that Shares are not individually redeemable and

that the owners of Shares may purchase or redeem Shares from the Fund in Creation Units only.

The same approach will be followed in the SAI, shareholder reports and investor educational

materials issued or circulated in connection with the Shares. The Funds will provide copies of

their annual and semi-annual shareholder reports to DTC Participants for distribution to

shareholders.

Applicants' Legal Analysis:

1.   Applicants request an order under section 6(c) of the Act for an exemption from

sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 under the Act, under section

12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and (B) of the Act, and under

sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the

Act.

2.   Section 6(c) of the Act provides that the Commission may exempt any person,

security or transaction, or any class of persons, securities or transactions, from any provision of

the Act, if and to the extent that such exemption is necessary or appropriate in the public interest

and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed

transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction,

including the consideration to be paid or received, are reasonable and fair and do not involve

overreaching on the part of any person concerned, and the proposed transaction is consistent with

the policies of the registered investment company and the general provisions of the Act. Section

12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or

transaction, or any class or classes of persons, securities or transactions, from any provisions of

section 12(d)(1) if the exemption is consistent with the public interest and the protection of

investors.

Sections 5(a)(1) and 2(a)(32) of the Act

3.   Section 5(a)(1) of the Act defines an "open-end company" as a management

investment company that is offering for sale or has outstanding any redeemable security of which

it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other

than short-term paper, under the terms of which the owner, upon its presentation to the issuer, is

entitled to receive approximately his proportionate share of the issuer's current net assets, or the

cash equivalent. Because Shares will not be individually redeemable, applicants request an order

that would permit the Funds to register as open-end management investment companies and

issue Shares that are redeemable in Creation Units only. Applicants state that investors may

purchase Shares in Creation Units and redeem Creation Units from each Fund. Applicants state

that because Creation Units may always be purchased and redeemed at NAV, the market price of

the Shares should not vary substantially from their NAV.

<u>Section 22(d) of the Act and Rule 22c-1 under the Act</u>

4. Section 22(d) of the Act, among other things, prohibits a dealer from selling a redeemable security, which is currently being offered to the public by or through a principal underwriter, except at a current public offering price described in the prospectus. Rule 22c-1 under the Act generally requires that a dealer selling, redeeming or repurchasing a redeemable security do so only at a price based on its NAV. Applicants state that secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in a Fund's Prospectus, and not at a price based on NAV. Thus, purchases and sales of Shares in the secondary market will not comply with section 22(d) of the Act and rule 22c-1 under the Act. Applicants request an exemption under section 6(c) from these provisions.

5. Applicants assert that the concerns sought to be addressed by section 22(d) of the Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the proposed method of pricing Shares. Applicants maintain that while there is little legislative history regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been designed to (a) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (b) prevent unjust discrimination or preferential treatment among buyers, and (c) ensure an orderly distribution of investment company shares by eliminating price competition from dealers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

6. Applicants believe that none of these purposes will be thwarted by permitting Shares to trade in the secondary market at negotiated prices. Applicants state that (a) secondary market trading in Shares does not involve a Fund as a party and will not result in dilution of an investment in Shares, and (b) to the extent different prices exist during a given trading day, or

from day to day, such variances occur as a result of third-party market forces, such as supply and demand. Therefore, applicants assert that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers. Finally, applicants contend that the proposed distribution system will be orderly because competitive forces will ensure that the difference between the market price of Shares and their NAV remains narrow.

Section 22(e)

7.   Section 22(e) of the Act generally prohibits a registered investment company from suspending the right of redemption or postponing the date of payment of redemption proceeds for more than seven days after the tender of a security for redemption. Applicants state that settlement of redemptions for the Foreign Funds is contingent not only on the settlement cycle of the United States market, but also on current delivery cycles in local markets for underlying foreign securities held by the Foreign Funds. Applicants state that delivery cycles for transferring Fund Securities to redeeming investors, coupled with local market holiday schedules, will require a delivery process longer than seven calendar days for the Foreign Funds. Applicants request relief under section 6(c) of the Act from section 22(e) to allow the Foreign Funds to pay redemption proceeds up to fourteen calendar days after the tender of any Creation Unit for redemption. Except as disclosed in the relevant Foreign Fund's Prospectus and/or SAI, applicants expect that each Foreign Fund will be able to deliver redemption proceeds within seven days.[10] With respect to future Foreign Funds, applicants seek the same relief from section 22(e) only to the extent that circumstances similar to those described in the application exist.

8.   Applicants state that section 22(e) was designed to prevent unreasonable, undisclosed and unforeseen delays in the payment of redemption proceeds. Applicants assert

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[10]   Rule 15c6-1 under the Exchange Act requires that most securities transactions be settled within three business days of the trade. Applicants acknowledge that no relief obtained from the requirements of section 22(e) will affect any obligations applicants may have under rule 15c6-1.

that the requested relief will not lead to the problems that section 22(e) was designed to prevent.

Applicants state that the SAI will disclose those local holidays (over the period of at least one

year following the date of the SAI), if any, that are expected to prevent the delivery of

redemption proceeds in seven calendar days, and the maximum number of days needed to deliver

the proceeds for the relevant Foreign Fund. Applicants are not seeking relief from section 22(e)

with respect to Foreign Funds that do not effect creations and redemptions of Creation Units in-

kind.

Section 12(d)(1)

9.   Section 12(d)(1)(A) of the Act, in relevant part, prohibits a registered investment

company from acquiring securities of an investment company if such securities represent more

than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total

assets of the acquiring company, or, together with the securities of any other investment

companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of

the Act prohibits a registered open-end investment company, its principal underwriter and any

other broker-dealer from selling the investment company's shares to another investment

company if the sale will cause the acquiring company to own more than 3% of the acquired

company's voting stock, or if the sale will cause more than 10% of the acquired company's

voting stock to be owned by investment companies generally.

10.   Applicants request an exemption to permit management investment companies

("Purchasing Management Companies") and unit investment trusts ("Purchasing Trusts")

registered under the Act that are not sponsored or advised by the Adviser or any entity

controlling, controlled by, or under common control with the Adviser and are not part of the

same "group of investment companies," as defined in section 12(d)(1)(G)(ii) of the Act, as the

Funds (collectively, "Purchasing Funds") to acquire shares of a Fund beyond the limits of section 12(d)(1)(A). Purchasing Funds do not include the Funds. In addition, applicants seek relief to permit a Fund or broker-dealer ("Broker") that is registered under the Exchange Act to sell Shares to a Purchasing Fund in excess of the limits of section 12(d)(1)(B).

11. Each Purchasing Management Company will be advised by an investment adviser within the meaning of section 2(a)(20)(A) of the Act (the "Purchasing Fund Adviser") and may be sub-advised by one or more investment advisers within the meaning of section 2(a)(20)(B) of the Act (each a "Purchasing Fund Sub-Adviser"). Any investment adviser to a Purchasing Management Company will be registered under the Advisers Act. Each Purchasing Trust will be sponsored by a sponsor ("Sponsor").

12. Applicants submit that the proposed conditions to the requested relief adequately address the concerns underlying the limits in section 12(d)(1)(A) and (B), which include concerns about undue influence by a fund of funds over underlying funds, excessive layering of fees and overly complex fund structures. Applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

13. Applicants believe that neither the Purchasing Funds nor a Purchasing Fund Affiliate would be able to exert undue influence over the Funds.[11] To limit the control that a Purchasing Fund may have over a Fund, applicants propose a condition prohibiting a Purchasing Fund Adviser or a Sponsor, any person controlling, controlled by, or under common control with a Purchasing Fund Adviser or Sponsor, and any investment company and any issuer that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the Act that is advised or

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[11] A "Purchasing Fund Affiliate" is a Purchasing Fund Adviser, Purchasing Fund Sub-Adviser, Sponsor, promoter, and principal underwriter of a Purchasing Fund, and any person controlling, controlled by, or under common control with any of those entities. A "Fund Affiliate" is an investment adviser, promoter, or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities.

sponsored by a Purchasing Fund Adviser or Sponsor, or any person controlling, controlled by, or under common control with a Purchasing Fund Adviser or Sponsor ("Purchasing Fund Advisory Group") from controlling (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The same prohibition would apply to any Purchasing Fund Sub-Adviser, any person controlling, controlled by or under common control with the Purchasing Fund Sub-Adviser, and any investment company or issuer that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Purchasing Fund Sub-Adviser or any person controlling, controlled by or under common control with the Purchasing Fund Sub-Adviser ("Purchasing Fund Sub-Advisory Group").

14.   Applicants propose other conditions to limit the potential for undue influence over the Funds, including that no Purchasing Fund or Purchasing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in any offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate ("Affiliated Underwriting"). An "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Purchasing Fund Adviser, Purchasing Fund Sub-Adviser, employee or Sponsor of a Purchasing Fund, or a person of which any such officer, director, member of an advisory board, Purchasing Fund Adviser, Purchasing Fund Sub-Adviser, employee, or Sponsor is an affiliated person (except that any person whose relationship to the Fund is covered by section 10(f) of the Act is not an Underwriting Affiliate).

15.   Applicants assert that the proposed conditions address any concerns regarding excessive layering of fees. The board of directors or trustees of any Purchasing Management

Company, including a majority of the directors or trustees who are not "interested persons" within the meaning of section 2(a)(19) of the Act ("disinterested directors or trustees"), will find that the advisory fees charged to the Purchasing Management Company are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Fund in which the Purchasing Management Company may invest. In addition, except as provided in condition 12, a Purchasing Fund Adviser or a trustee ("Trustee") or Sponsor of a Purchasing Trust will, as applicable, waive fees otherwise payable to it by the Purchasing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under rule 12b-1 under the Act) received by the Purchasing Fund Adviser or Trustee or Sponsor or an affiliated person of the Purchasing Fund Adviser, Trustee or Sponsor, from the Funds in connection with the investment by the Purchasing Fund in the Fund. Applicants state that any sales loads or service fees charged with respect to shares of a Purchasing Fund will not exceed the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.[12]

16. Applicants submit that the proposed arrangement will not create an overly complex fund structure. Applicants note that no Fund may acquire securities of any investment company or company relying on sections 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act. To ensure that Purchasing Funds comply with the terms and conditions of the requested relief from section 12(d)(1), any Purchasing Fund that intends to invest in a Fund in reliance on the requested order will enter into an agreement with the Fund ("Purchasing Fund Agreement") requiring the Purchasing Fund to adhere to the terms and conditions of the requested order. The Purchasing Fund Agreement also will include an

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[12] Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA rule to NASD Conduct Rule 2830.

acknowledgement from the Purchasing Fund that it may rely on the requested order only to invest in the Funds and not in any other investment company.

17.   Applicants also note that a Fund may choose to reject a direct purchase of Shares in Creation Units by a Purchasing Fund. To the extent that a Purchasing Fund purchases Shares in the secondary market, a Fund would still retain its ability to reject any initial investment by a Purchasing Fund in excess of the limits of section 12(d)(1)(A) by declining to enter into a Purchasing Fund Agreement with the Purchasing Fund.

Sections 17(a)(1) and (2) of the Act

18.   Sections 17(a)(1) and (2) of the Act generally prohibit an affiliated person of a registered investment company, or an affiliated person of such a person ("Second-Tier Affiliate"), from selling any security to or purchasing any security from the company. Section 2(a)(3) of the Act defines "affiliated person" to include (a) any person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the other person, (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with the power to vote by the other person, and (c) any person directly or indirectly controlling, controlled by or under common control with the other person. Section 2(a)(9) of the Act provides that a control relationship will be presumed where one person owns more than 25% of another person's voting securities.

19.   Applicants request an exemption from section 17(a) of the Act pursuant to sections 17(b) and 6(c) of the Act to permit persons to effectuate in-kind purchases and redemptions with a Fund when they are affiliated persons of the Fund or Second-Tier Affiliates solely by virtue of one or more of the following : (a) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more Funds; (b) having an affiliation with a person with an

ownership interest described in (a); or (c) holding 5% or more, or more than 25%, of the shares

of one or more other registered investment companies (or series thereof) advised by the Adviser

or an entity controlling, controlled by, or under common control with the Adviser.

20.   Applicants assert that no useful purpose would be served by prohibiting these

types of affiliated persons from purchasing or redeeming Creation Units through "in-kind"

transactions. The deposit procedures for both in-kind purchases and in-kind redemptions of

Creation Units will be the same for all purchases and redemptions. Deposit Securities and Fund

Securities will be valued in the same manner as Portfolio Securities. Therefore, applicants state

that in-kind purchases and redemptions will afford no opportunity for the specified affiliated

persons, or Second-Tier Affiliates, of a Fund to effect a transaction detrimental to other holders

of Shares. Applicants also believe that in-kind purchases and redemptions will not result in self-

dealing or overreaching of the Funds.

21.   Applicants also seek relief from section 17(a) to permit a Fund that is an affiliated

person of a Purchasing Fund to sell its Shares to and redeem its Shares from a Purchasing Fund,

and to engage in the accompanying in-kind transactions with the Purchasing Fund. Applicants

state that the terms of the transactions are fair and reasonable and do not involve overreaching.

Applicants note that any consideration paid by a Purchasing Fund for the purchase or redemption

of Shares directly from a Fund will be based on the NAV of the Fund.[13] Applicants believe that

any proposed transactions directly between the Funds and Purchasing Funds will be consistent

with the policies of each Purchasing Fund. The purchase of Creation Units by a Purchasing

Fund directly from a Fund will be accomplished in accordance with the investment restrictions of

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[13]   Applicants acknowledge that receipt of compensation by (a) an affiliated person of a Purchasing Fund, or an affiliated person of such person, for the purchase by the Purchasing Fund of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to a Purchasing Fund may be prohibited by section 17(e)(1) of the Act. The Purchasing Fund Agreement also will include this acknowledgment.

any such Purchasing Fund and will be consistent with the investment policies set forth in the

Purchasing Fund's registration statement. The Purchasing Fund Agreement will require any

Purchasing Fund that purchases Creation Units directly from a Fund to represent that the

purchase of Creation Units from a Fund by a Purchasing Fund will be accomplished in

compliance with the investment restrictions of the Purchasing Fund and will be consistent with

the investment policies set forth in the Purchasing Fund's registration statement.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the

following conditions:[14]

ETF Relief

1.   As long as the Funds operate in reliance on the requested order, the Shares of each

Fund will be listed on an Exchange.

2.   Neither the Trust nor any Fund will be advertised or marketed as an open-end

investment company or a mutual fund. Each Fund's Prospectus will prominently disclose that

Shares are not individually redeemable shares and will disclose that the owners of Shares may

acquire those Shares from the Fund and tender those Shares for redemption to the Fund in

Creation Units only. Any advertising material that describes the purchase or sale of Creation

Units or refers to redeemability will prominently disclose that Shares are not individually

redeemable, and that owners of Shares may acquire those Shares from the Fund and tender those

Shares for redemption to the Fund in Creation Units only.

3.   The Web site maintained for each Fund, which will be publicly accessible at no

charge, will contain the following information, on a per Share basis, for each Fund: (a) the prior

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[14]   See note 4, supra.

18

Business Day's NAV and the mid-point of the bid-ask spread at the time of the calculation of NAV ("Bid/Ask Price"), and a calculation of the premium or discount of the Bid/Ask Price at the time of calculation of the NAV against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the daily Bid/Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters.

4.   The Prospectus and annual report for each Fund also will include: (a) the information listed in condition 3(b), (i) in the case of the Fund's Prospectus, for the most recently completed year (and the most recently completed quarter or quarters, as applicable) and (ii) in the case of the annual report, for the immediately preceding five years, as applicable; and (b) the following data, calculated on a per Share basis for one, five and ten year periods (or life of the Fund): (i) the cumulative total return and the average annual total return based on NAV and Bid/Ask Price, and (ii) the cumulative total return of the relevant Underlying Index.

5.   Each Fund's Prospectus will clearly disclose that, for purposes of the Act, Shares are issued by the Fund, which is a registered investment company, and that the acquisition of Shares by investment companies is subject to the restrictions of section 12(d)(1) of the Act, except as permitted by an exemptive order that permits registered investment companies to invest in a Fund beyond the limits in section 12(d)(1), subject to certain terms and conditions, including that the registered investment company enter into a Purchasing Fund Agreement with the Fund regarding the terms of the investment.

6.   The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based exchange-traded funds.

Section 12(d)(1) Relief

7.   The members of a Purchasing Fund's Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. The members of a Purchasing Fund's Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of section 2(a)(9) of the Act. If as a result of a decrease in the outstanding Shares of a Fund, a Purchasing Fund's Advisory Group or a Purchasing Fund's Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25% of the outstanding Shares of a Fund, it will vote its Shares in the same proportion as the vote of all other holders of the Shares. This condition will not apply to the Purchasing Fund's Sub-Advisory Group with respect to a Fund for which the Purchasing Fund's Sub-Adviser or a person controlling, controlled by, or under common control with the Purchasing Fund Sub-Adviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

8.   No Purchasing Fund or Purchasing Fund Affiliate will cause any existing or potential investment by the Purchasing Fund in a Fund to influence the terms of any services or transactions between the Purchasing Fund or Purchasing Fund Affiliate and the Fund or a Fund Affiliate.

9.   The board of directors or trustees of a Purchasing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to ensure that the Purchasing Fund Adviser and Purchasing Fund Sub-Adviser are conducting the investment program of the Purchasing Management Company without taking into account any consideration received by the Purchasing Management Company or a Purchasing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

10.   No Purchasing Fund or Purchasing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in any Affiliated Underwriting.

11.   Before investing in the Shares of a Fund in excess of the limits in section 12(d)(1)(A), each Purchasing Fund and the Fund will execute a Purchasing Fund Agreement stating, without limitation, that their boards of directors or trustees and their investment advisers or Sponsors or Trustees, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Shares of a Fund in excess of the limit in section 12(d)(1)(A)(i), a Purchasing Fund will notify such Fund of the investment. At such time, the Purchasing Fund will also transmit to the Fund a list of names of each Purchasing Fund Affiliate and Underwriting Affiliate. The Purchasing Fund will notify the Fund of any changes to the list of names as soon as reasonably practicable after a change occurs. The relevant Fund and the Purchasing Fund will maintain and preserve a copy of the order, the Purchasing Fund Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

12.   The Purchasing Fund Adviser, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Purchasing Fund in an amount at least equal to any compensation (including fees received under any plan adopted by a Fund under rule 12b-1 under the Act) received from a Fund by the Purchasing Fund Adviser, Trustee or Sponsor, or an affiliated person of the Purchasing Fund Adviser, Trustee or Sponsor, other than any advisory fees paid to the Purchasing Fund Adviser, Trustee or Sponsor, or its affiliated person by a Fund, in connection with the investment by the Purchasing Fund in the Fund. Any Purchasing Fund Sub-

Adviser will waive fees otherwise payable to the Purchasing Fund Sub-Adviser, directly or

indirectly, by the Purchasing Management Company in an amount at least equal to any

compensation received from a Fund by the Purchasing Fund Sub-Adviser, or an affiliated person

of the Purchasing Fund Sub-Adviser, other than any advisory fees paid to the Purchasing Fund

Sub-Adviser or its affiliated person by the Fund, in connection with any investment by the

Purchasing Management Company in a Fund made at the direction of the Purchasing Fund Sub-

Adviser. In the event that the Purchasing Fund Sub-Adviser waives fees, the benefit of the

waiver will be passed through to the Purchasing Management Company.

13.   Any sales charges and/or service fees charged with respect to shares of a

Purchasing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD

Conduct Rule 2830.

14.   Once an investment by a Purchasing Fund in the Shares of a Fund exceeds the

limit in section 12(d)(1)(A)(i) of the Act, the board of directors or trustees of a Fund ("Board"),

including a majority of the directors or trustees that are not "interested persons" within the

meaning of section 2(a)(19) of the Act ("disinterested Board members"), will determine that any

consideration paid by the Fund to a Purchasing Fund or Purchasing Fund Affiliate in connection

with any services or transactions: (a) is fair and reasonable in relation to the nature and quality

of the services and benefits received by the Fund; (b) is within the range of consideration that the

Fund would be required to pay to another unaffiliated entity in connection with the same services

or transactions; and (c) does not involve overreaching on the part of any person concerned. This

condition does not apply with respect to any services or transactions between a Fund and its

investment adviser(s), or any person controlling, controlled by, or under common control with

such investment adviser(s).

15.	The Board, including a majority of the disinterested Board members, will adopt

procedures reasonably designed to monitor any purchases of securities by a Fund in an Affiliated

Underwriting once an investment by the Purchasing Fund in the securities of the Fund exceeds

the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an

Underwriting Affiliate. The Board will review these purchases periodically, but no less

frequently than annually, to determine whether the purchases were influenced by the investment

by the Purchasing Fund in a Fund. The Board will consider, among other things: (a) whether the

purchases were consistent with the investment objectives and policies of the Fund; (b) how the

performance of securities purchased in an Affiliated Underwriting compares to the performance

of comparable securities purchased during a comparable period of time in underwritings other

than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c)

whether the amount of securities purchased by a Fund in Affiliated Underwritings and the

amount purchased directly from an Underwriting Affiliate have changed significantly from prior

years. The Board will take any appropriate actions based on its review, including, if appropriate,

the institution of procedures designed to assure that purchases of securities in Affiliated

Underwritings are in the best interest of shareholders of the Fund.

16.	Each Fund will maintain and preserve permanently in an easily accessible place a

written copy of the procedures described in the preceding condition, and any modifications to

such procedures, and will maintain and preserve for a period not less than six years from the end

of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two

years in an easily accessible place, a written record of each purchase of securities in Affiliated

Underwritings, once an investment by a Purchasing Fund in the Shares of the Fund exceeds the

limit of section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the Board's determinations were made.

17.   Before approving any advisory contract under section 15 of the Act, the board of directors or trustees of each Purchasing Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Purchasing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Purchasing Management Company.

18.   No Fund will acquire securities of any investment company or companies relying on sections 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act.

For the Commission, by the Division of Investment Management, under delegated authority.

                         Florence E. Harmon
                         Deputy Secretary